United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

EXECUTIVE SUMMARY	P.2	ü Eucalyptus market pulp demand increased by 12%, or 1.3 million MT, in 2008 (2007:
+14%, 1.4 million MT). Chemical market pulp demand declined by 1% in the same period.

ü Consolidated pulp production reached 3.1 million MT. Veracel's production attained 1.1 million MT, 22% above its original nominal capacity.

ü Pulp sales in 2008 totaled 2.9 million MT, down 6% on 2007. Sales volume reached
735,000 MT in the 4Q08, 8% higher than in the 3Q08.

ü Annual net revenue stable at $1.9 billion. Adjusted EBITDA of $ 763 million (40% margin).

ü The consolidated pulp cash production cost was $227/t in the 4Q08, down 21% ($60/t) in comparison to that of the 3Q08. Veracel's cash production cost was at $171/t.

 ✓ Net loss of $1,239 billion in 2008, or $12.0/ADR, mostly caused by the derivative losses.

✓ Marcos Grodetzky and Evandro Coura were appointed as the company’s Chief Financial and Investor Relations Officer and Director of Control and Risk Management, respectively.

✓ A firm of specialists is assisting Aracruz in improving its Enterprise Risk Management and
Control Self-Assessment models.

                                           Recent events

 ✓ After the elimination of 97% of the derivative exposure, occurred on Nov. 2008, Aracruz reached, last Jan. 19th, an agreement with several banks to the restructuring of the resulting debt, with a nine-year repayment term.

✓ VCP concluded the negotiations to acquire Aracruz’s voting capital from Arapar and Arainvest.
VCP will own 84% of Aracruz's voting capital.

GLOBAL PULP MARKET UPDATE	P.4
PRODUCTION AND SALES	P.5
INCOME STATEMENT 4Q08	P.6
DERIVATIVE TRANSACTIONS	P.10
CORPORATE GOVERNANCE	P.12
EBITDA ANALYSIS	P.14
CAPITAL EXPENDITURE	P.15
STOCK PERFORMANCE	P.15
DIVIDENDS	P.16
ADDITIONAL INFORMATION	P.16
ECONOMIC & OPERATIONAL DATA	P.28
Additional information: (55-11) 3301-4131 Marcos Grodetzky - CFO and IRO André Gonçalves - IR Manager Luiz Mauricio Garcia - IR Specialist
Email: invest@aracruz.com.br
Or visit our website at:
www.aracruz.com.br/ir

Aracruz – Summary
($ million, unless otherwise specified)	4Q08	3Q08	4Q07	4Q08 vs. 3Q08	4Q08 vs. 4Q07	FY2008	FY2007	2008 vs. 2007
Net revenue	407.8	480.9	538.7	(15%)	(24%)	1,911.3	1,883.8	1%
Adjusted EBITDA (including Veracel) [1]	132.6	189.1	250.4	(30%)	(47%)	762.9	887.0	(14%)
Adjusted EBITDA margin (including Veracel) [1]	33%	39%	47%	(6 p.p.)	(14p.p.)	40%	47%	(7	p.p.)
Income (Loss) before taxes, minority interest and equity in the results of affiliated companies	(1,087.9)	(1,046.0)	132.4	-	-	(1,793.0)	662.0	-
Current income tax	7.1	3.4	(5.1)	-	-	34.3	41.3	-
Deferred income tax	(165.3)	(467.4)	36.2	-	-	(524.1)	156.0	-
Net Income (Loss)	(881.0)	(545.9)	94.7	-	-	(1,238.7)	422.1	-
Earnings (Loss) per ADR [3] (US$)	(8.55)	(5.30)	0.92	-	-	(12.02)	4.10	-
Adjusted pulp sales volume [2] ('000 tons)	735	679	843	8%	(13%)	2,917	3,104	(6%)
Paper sales volume ('000 tons)	16	12	15	33%	7%	57	59	(3%)
Pulp production volume (including Veracel) ('000 tons)	714	810	794	(12%)	(10%)	3,106	3,095	0.4%
Total debt (including Veracel)	4,147.2	2,269.7	1,748.0	83%	137%	-	-	-
Net debt (including Veracel)	3,715.3	1,667.9	1,250.9	123%	197%	-	-	-
[1] See page 24 for discussion of non-GAAP measurements used in this press release. – [2] Aracruz sales plus 50% of Veracel's sales to non-affiliated parties (see breakdown on page 5). – [3] ADR = American Depositary Receipts.

Executive Summary

The year 2008 was a very challenging one for Aracruz, marked by the strong volatility in the global financial system and the worldwide downturn in demand for commodities. Until the middle of the year, market conditions remained tight, with global chemical market pulp shipments increasing by 5%, compared to the first half of 2007. In the same period, Eucalyptus pulp shipments increased in almost all regions, up 20% on the same period of 2007, with the main focus on Chinese demand (up 55% on 2007). As a result, the company announced two price increases for the North American and European markets and three price increases for the Asian market. The Eucalyptus pulp price in the European market reached $840/t in April, the highest level since 2001.

The increasing defaults in sub-prime mortgages led to the deterioration of several U.S. credit institutions. The global financial system changed, mainly due to a lack of confidence, leading to very limited access to credit lines and severely affecting the market's liquidity. The increased perception of risk in the financial markets was intensified as from the 3Q08, especially after Lehman Brothers filed for bankruptcy, with signs of reduced global growth, reflected in declining demand for commodities, including market pulp. Indicators for the third quarter of 2008 revealed a slowing of economic activity, with negative GDP figures for the U.S. (-0.1%), the European Union (-0.2%) and Japan (-0.1%), in comparison with those of the second quarter. As a result of the reduced market pulp demand, eucalyptus pulp prices to the European market slipped from $840/t to $600/t - See the "Global Pulp Market Update" section on page 4.

As from September, amid the effects of international systemic crisis, the Brazilian currency saw a sharp devaluation against the dollar, strongly affecting the financial results through derivatives. In early November 2008, the company announced that it had eliminated 97% of its exposure to derivatives, resulting in a financial loss of $ 2.13 billion ("fair value").

The group of banking creditors showed their express agreement to the minimal terms put forward by Aracruz for the restructuring of the derivatives debt. Accordingly, the $2.13 billion (“fair value”) derivative losses and approximately US$ 500 million, representing the company's pre-existing debt towards certain of the banks, were included in the negotiations and transformed into a long-term debt with nine-year repayment term.

Based on Aracruz's distinct operational fundamentals and the opportunities of synergies, on January 20th, Votorantim Group, through Votorantim Celulose e Papel (VCP), reported it has concluded negotiations with members of the Lorentzen, Moreira Salles and Almeida Braga families (Arapar Group) to acquire approximately 28% of the voting stock of Aracruz Celulose for R$ 2.71 billion. Safra family exercised its tag along rights, on March 5th, selling their voting stake at Aracruz of 28%. Upon such closing VCP will own, directly or indirectly, 84% of Aracruz’s voting capital.

Regarding the Company’s operational performance, total pulp production of 3.1 million MT was in line with 2007 levels. Despite having an increased nominal capacity in 2008, following completion of the Barra do Riacho unit’s optimization project, pulp production was affected by some production losses in the 1Q08 and 2Q08, as well as the market-related downtimes taken in the second half of 2008. The production target for 2009 is 3.2 million MT, 3% below the current nominal capacity of 3.3 million MT, due to the lower demand expectations for this year. Veracel ran at 22% above its original nominal capacity, producing 1.1million MT in 2008 (Aracruz is entitled to 50% of Veracel’s production), at the world's historically lowest cash production cost (4Q08: $171/t; 2008: $200/t).

Pulp sales in 2008 amounted to 2.9 million MT, 6% lower than in the previous year. The pulp sales volume in the fourth quarter, of 735,000 tons, was 13% lower than that of the same period of 2007 and 8% higher than that of the 3Q08. The commitments in relation to the company’s long-term customer base, along with the higher proportion of dealings with the tissue segment, which represents 60% of Aracruz's total pulp sales, helped to better overcome the lower demand observed in all markets, since the tissue business is less sensitive to economic cycles than other pulp consumers.

ARACRUZ RESULTS - FOURTH QUARTER 2008 2

The average annual net pulp price in 2008 was 7% higher than that of the previous year. Pulp prices started to decline in September, following a consistently upward trend since 2002. In the 4Q08, the average net pulp price decreased by 22%, or $152/ton, in relation to the 3Q08.

The appreciation of the average exchange rate and the increased cost of raw materials led to a higher cash production cost in 2008, which was the main reason for the 19% increase in the cost of sales per ton in relation to 2007. The cash production cost in R$ was 6% higher than in the previous year, excluding the exchange rate effect, which was in line with Brazilian inflation, despite the well above average increase in the cost of certain raw materials.

Looking ahead, the cash production cost will tend to benefit from the depreciation of the real, since about 75% of Aracruz's cash production cost is linked to the local currency. The cash production cost for the 4Q08, at $227/ton, was 21% lower ($60/t) than that of the previous quarter, mainly due to the Brazilian currency’s devaluation against the US$ and the cost reduction program, which included the downtime taken at Fiberlines "A" and "C".

The company has managed to revise some of its freight contracts, due to the lower demand for commodities worldwide. The decrease in oil prices and the renegotiating of some of the company's freight contracts has reduced the freight cost per ton by 10%, on a quarterly basis.

The adjusted EBITDA in 2008 was $763 million (a 40% margin), $124 million below the figure for 2007, mainly due to the negative impact of the increased cost of raw materials on the cost of goods sold, on a per ton basis, the higher freight costs, and the lower sales volume, which is largely explained by the demand slowdown, partially offset by the higher net pulp price. In the 4Q08, the adjusted EBITDA totaled $133 million, equivalent to a 33% margin (3Q08: 39%), mainly due to the lower average net pulp prices (-22%) and the impact of the cash production cost of the 3Q08 in the cost of goods sold (COGS) of the 4Q08 (inventories turnover effect).

The company's cash position as at December 31, 2008 was $432 million, of which 85% was in local currency instruments. The total debt, including the 50% share in Veracel, was $4.147 million, with an average debt maturity profile on that same date of 55 months.

Due to the factors described above, the net income for the year showed a loss of $1,239 million, or $12.0/ADR.

ARACRUZ RESULTS - FOURTH QUARTER 2008 3

Global pulp market update

The global economy is facing its worst crisis in 60 years. The loss of confidence that has spread through the market and frozen credit availability has left global economic activity stalled, thus hurting investors, companies and consumers. With reduced demand across the board, the pulp & paper industry has suffered along with all other commodity sectors.

Paper consumption and production in the developed nations saw a bigger drop during the 4Q08 than in any other peace-time quarter in history. The declines are particularly drastic in newsprint and printing & writing papers.

World printing & writing demand fell by 12% in December, when compared to the same period of 2007. US shipments of printing & writing papers were down by more than 20%, while in Europe the decline was over 3%. In packaging, the demand during the early part of 2008 was still firm, but the 2nd half has been increasingly difficult. December containerboard production was down by nearly 20% from the previous year in the US, while in China it is the worst downturn in the past decade, with nearly 70,000 small and medium-sized companies going out of business, according to government data. With demand falling at this pace and inventories accumulating, maintenance downtime and more permanent closures will be necessary on the paper side.

In tissue papers, the volume losses were less critical. This segment has shown itself to be historically less elastic in regard to economic volatility, largely due to consistent growth in the consumption of toilet paper. That is not to say that the demand will not feel any impact from the crisis. It is expected that the figures will show growth between 3.2 and 3.4% in 2008, in relation to the previous year, which is lower than the recent historical average of 4% a year. In 2009, despite the falling demand for commodities and competition over lower quality products, the growth in this segment should be just slightly under 3%, according to estimates by RISI.

With major volume losses in paper and paperboard production, reaching nearly 9 million tons in Europe and North America, it is no surprise that market pulp shipments plummeted in the 4Q08. These shipments were already weak through the 3rd quarter, but during the 4Q08 the situation worsened further. The respective 9.5% and 12% declines in shipments in October and November, in comparison with the same period of last year, reported earlier by the PPPC, were followed by a smaller 4.7% loss in December. On a year-to-date basis, the cumulative market pulp shipments registered only a fairly modest 0.9% loss, thanks to the good volume growth through most of the first half of the year.

ARACRUZ RESULTS - FOURTH QUARTER 2008 4

Even more significantly, pulp shipments have been negatively affected by the inability of some sellers to obtain credit insurance for certain accounts, thereby causing them sales losses. Financing is very restricted, and several companies are unable to access the credit markets.

Pulp producers have tried to curtail production, in order to better match demand, but even the market related downtime introduced by World-20 producers and others did not prevent stocks from expanding in 2008. World producers’ inventories closed December at the level of 46 days of supply, compared to 29 days in the same period of 2007.

As the world economy continues to slow down, pulp suppliers will have to take even more downtime than that already announced. Market analysis suggests that this downtime will have to occur through market related idle capacity or permanent closures, in order to restore equilibrium to the market. With diminishing shipment volumes and rising producer inventories, the price structure has continued to be affected, falling by more than US$ 300/t in some regions during the 4Q08.

Even if China continues to grow, the decline in its growth rate will be greater than that of most other countries, meaning that the paper industry will suffer, since China has generated most of the world’s paper consumption growth in recent years.

The pulp & paper industry performance reflects the economy in general. The most common perception is that the US, with the most sizeable stimulus package, will get out of the recession by mid/late 2009, thus contributing to stabilization and growth in other regions. This scenario, coupled with further cuts in existing capacity and the postponement/cancellation of new capacity, should halt the deterioration of the supply/demand balance and could even trigger a better outlook still in 2009.

Production and Sales

Aracruz pulp production, without the 50% of Veracel, totaled 570,000 tons in the fourth quarter of 2008, compared to 670,000 tons in the 3Q08 and 651,000 tons in the 4Q07. This reduction was mainly due to the maintenance downtime taken at Fiberlines "A" and "C" at the Barra do Riacho unit.

During the fourth quarter, Veracel Celulose S.A. (50% owned by Aracruz) produced 288,000 tons of pulp, of which 170,000 tons were sold to Aracruz. In 2008, Veracel’s pulp production totaled 1,099,000 tons, respectively 5% and 22% above the 2007 production level and the plant's original nominal capacity.

ARACRUZ RESULTS - FOURTH QUARTER 2008 5

At the  Guaíba  unit,  paper  production  in  the  quarter  totaled  16,000  tons,  consuming approximately  13,000  tons of the  pulp produced. Paper inventories were at 1,000 tons at the end of December 2008, while paper sales in the fourth quarter of 2008 totaled 16,000 tons.

Aracruz pulp sales totaled 735,000 tons in the fourth quarter, with 581,000 tons of the pulp being produced internally, at the Barra  do  Riacho and  Guaíba units,  and 154,000 tons being supplied by Veracel and resold in the market by Aracruz.

At the end of December, inventories at Aracruz stood at 525,000 tons, representing 61 days of production, compared to 533,000 tons at the end of September 2008. The inventory level at Veracel, at the end of December 2008, represented one additional day of production for Aracruz. The total of 62 days of supply was in line with the inventory level at the end of the 3Q08.

Aracruz brought its general maintenance downtime forward to early March, due to market conditions. The total volume to be removed from the market over the first quarter of the year will have been around 100,000 tons, most of it for market reasons.

Income Statement 4Q08

Total net operating revenue reached $407.8 million, $130.9 million lower than in the 4Q07 and $73.1 million lower than in the 3Q08.

Net paper operating revenue in the quarter totaled $14.6 million, $2.2 million lower than in the same period of 2007 and $0.1 million higher than in the 3Q08.

Net pulp operating revenue during the quarter amounted to $386.9 million, $130.8 million lower than in the same period of last year, mainly due to 14% lower net pulp prices and 13% lower sales volume. When compared to the 3Q08, the $73.4 million decrease was the result of 22% lower net pulp prices, partially offset by the 8% higher sales volume.

The total cost of sales in the fourth quarter of 2008 was $348.6 million, compared to $346.7 million in the same period of the previous year, mainly due to more pulp purchased from Veracel (see table below) and the higher cost of raw materials, partially offset by a 13% lower pulp sales volume. When compared to the total of $322.2 million in the third quarter of 2008, the increase was mainly due to the higher volumes of pulp purchases from Veracel and higher sales volume (8%), partially offset by the lower cash cost of pulp produced and a 100% lower freight expenses per ton.

ARACRUZ RESULTS - FOURTH QUARTER 2008 6

Cost of goods sold – breakdown	4Q08	3Q08	4Q07
Pulp produced	60.9%	69.6%	66.8%
Pulp purchased	22.6%	11.5%	15.5%
Inland and ocean freight, plus insurance	13.1%	14.6%	13.9%
Paper produced	2.6%	3.1%	3.1%
Port services	0.8%	1.2%	0.7%

"Pulp purchased" refers to pulp produced by Veracel, transferred to Aracruz and subsequently resold by Aracruz to the final customer. The higher cost with pulp purchases from Veracel in the 4Q08, compared to the previous quarters, was compensated by the higher contribution of Veracel’s EBITDA

(US$ per ton)	4Q08	3Q08	4Q07
Pulp production cost (Barra do Riacho and Guaíba units only)	346	395	345
Pulp cash production cost:
Barra do Riacho and Guaíba units only	241	304	259
Barra do Riacho and Guaíba, plus 50% of Veracel	227	287	246

The consolidated cash production cost of the 4Q08 was $227/t, 8% lower ($19/t) compared to the same period of 2007. When compared to the 3Q08, the cash production cost of $287/t was 21% ($60/t) lower. In both periods, the devaluation of the average exchange rate of the real against the dollar was the main reason for the decrease. A detailed analysis of the consolidated cash production cost is provided below:

Barra do Riacho and Guaíba units, plus 50% of Veracel - 4Q08 vs. 3Q08	US$ per ton
3Q08 - Cash production cost	287
Brazilian currency devaluation against the US dollar	(56)
Lower cost of raw materials and services - mainly due to the cost reduction program	(8)
Lower labor expenses	(4)
Lower dilution of fixed costs – mainly due to the downtime at Fiberlines “A” and “C”	10
Other	(2)
4Q08 - Cash production cost	227

Barra do Riacho and Guaíba units , plus 50% of Veracel - 4Q08 vs. 4Q07	US$ per ton
4Q07 - Cash production cost	246
Brazilian currency devaluation against the US dollar	(36)
Lower labor expenses	(3)
Higher cost of raw materials – mainly chemicals and energy	15
Lower dilution of fixed costs – mainly due to the downtime at Fiberlines “A” and “C”	7
Other	(2)
4Q08 - Cash production cost	227
Approximately 75% of the company's cash production cost is presently correlated to the local currency (real - R$).
ARACRUZ RESULTS - FOURTH QUARTER 2008 7

Sales and distribution expenses came to $21.2 million, $0.4 million and $0.2 higher than in the 4Q07 and 3Q08 respectively, mainly due to the geographical sales mix.

Administrative expenses came to $12.5 million, compared to $18.5 million and $20.3 million in the 4Q07 and 3Q08, respectively. When compared to the 4Q07, there was the positive impact of the 27% devaluation of the real, lower bonus provision and reduced spending on advertising, which were partially offset by the higher third-party expenses. Compared to the 3Q08, there were the positive impacts of the 36% devaluation of the real and lower bonus provision, offset against higher third-party expenses.

The other net operating expenses (income) result showed an expense of $11.2 million in the 4Q08, compared to a net expense of $52.6 million in the 3Q08 and a net income of $25.7 million in the 4Q07. In the 4Q07 there was a partial reversal (US$ 40.1 million) of the provision for losses on ICMS tax credits that were expected to be recovered in the short-term. In the 3Q08, the reversal was restored, which is the main reason for the differences between the quarters.

The net financial result in the quarter showed an expense of $1,102.3 million, compared to a net expense of $46.0 million in the same period of last year and a net expense of $1,111.0 million in the third quarter of 2008. The "Financial expenses" in the 4Q08 registered a net expense of $45.4 million, compared to a net expense of $27.3 million in the 3Q08, mainly due to higher interest expenses related to the higher level of gross debt. The net expense of $61.8 million in the 4Q07 was due to the rebuilt of part of a provision for Pis/Cofins contingencies and interest thereon, amounting to US$ 38 million, that had been reversed in the 3Q07.

The "Financial income" in the quarter registered a net expense of $1,125.8 million, mainly due to the loss on derivative transactions, which amounted to $1,140.1 million in the 4Q08 (3Q08: loss of $1,116.5 million / 4Q07: gain of $3.5 million). - See details under “Derivative transactions”

ARACRUZ RESULTS - FOURTH QUARTER 2008 8

(US$ million)	4Q08	3Q08	4Q07
Financial Expenses	45.4	27.3	61.8
Interest on financing	41.2	23.8	23.1
Interest on tax liabilities / other	4.2	3.5	21.1
PIS / Cofins	-	-	17.6
Financial Income	1,125.8	1,097.7	(18.6)
Interest on financial investments	(12.4)	(16.5)	(13.7)
Derivative transactions	1,140.1	1,116.5	(3.5)
Other	(1.9)	(2.3)	(1.4)
Currency re-measurement - (gain)/loss	(68.9)	(14.0)	2.8
Total	1,102.3	1,111.0	46.0

The equity result showed a gain of $44.6 million, mainly from Veracel (see the Veracel Information section for more details).

Income tax and social contribution accruals in the fourth quarter amounted to a credit of $158.2 million, which was $305.8 million lower than the credit in the 3Q08, mainly due to the impact of the 36% devaluation of the real against the dollar (average exchange rate), since most of the income tax and all the social contribution are denominated in local currency. When compared to the expense of $31.1 million in the 4Q07, the difference was mainly due to the impact of the derivative losses in the 4Q08.

A statement of the deferred income tax, broken down to show the Brazilian GAAP currency variation impact, and current taxes, is provided below.

(US$ million)	4Q08	3Q08	4Q07
INCOME TAX & SOCIAL CONTRIBUTION	(158.2)	(464.0)	31.1
Deferred income tax	(165.3)	(467.4)	36.2
BR GAAP exchange rate impact	(164.6)	(175.2)	27.7
Unrealized derivative instruments	101.5	(145.1)	5.4
Tax loss carry forwards from operations	(102.4)	(98.3)	(0.5)
Other	0.2	(48.8)	3.6
Current income tax	7.1	3.4	(5.1)

At the end of the fourth quarter, the net balance of deferred taxes payable, deriving from the BR GAAP exchange rate impact, amounted to a credit of $59 million (3Q08: $106 million - payable). These should become deductible in accordance with foreign debt repayments, if not reversed by future BR GAAP foreign exchange variations.

ARACRUZ RESULTS - FOURTH QUARTER 2008 9

The net income for the period showed a loss of $881.0 million, compared to a loss of $545.9 million in the 3Q08 and a net income of $94.7 million in the 4Q07. Net Income chart (4Q08 vs. 3Q08):

Derivative Transactions

As announced in a material fact released on November 3 2008, the company reached an agreement with several banks that were counterparties in derivative transactions, to unwind 97% of the company’s derivative exposure. As a result, Aracruz has recorded a related total loss of approximately US$2.13 billion ("fair value").

Immediately afterwards, the company, with the banks, began negotiating the terms and conditions for the restructuring of the amounts due as a result of those derivative transactions, and reached an agreement on Jan. 19th. The main terms and conditions are the following:

ü	Amortization period of 9 years, which can be reduced to 7 years, depending on the company’s operational performance and certain liquidity targets;

ü	First two amortizations payable on June 30, 2009 and December 31, 2009;

ü	Subsequent payments in 32 quarterly amortizations, at the end of each fiscal quarter;

ü	Interest rate of Libor + 3.5% p.a., with increases of 25 bps each, leading to a weighted rate of Libor + 4.6% p.a.;

ü	Lien on certain properties owned by Aracruz;

ü	A lien of 28% of Aracruz’s common stock;

ü	Resumption of the expansion project at the Guaíba unit, as from the first half of 2011.

In addition to the figures relating to the derivatives, the sum of approximately $500 million will be added to the total amount of this transaction, in relation to existing pre-payments of export debt.

The documentation for the abovementioned agreement is now being worked out, for the signing of the final version of the Loan Agreement. Also, the company is finalizing negotiations with other creditors to review existing financial covenants. The final documents should be signed in the coming weeks.

The only derivative transaction that we have not terminated is a swap with strike verifications, with total notional value of US$ 300 million, or a monthly of US$ 50 million per month from April to

ARACRUZ RESULTS - FOURTH QUARTER 2008 10

September 2009. This transaction involves monthly strike price verifications between April and September 2009, with a cap of R$2.50/US$, and no leverage.

The positions of other swap contracts were maintained by the company, in order to exchange its exposure from the cost of its debt in local currency (TJLP and CDI) to US$, since 98% of the company’s revenues come from exports denominated in US$.

The amounts shown in the table below reflect the position of the company’s outstanding derivatives at the end of the fourth quarter of 2008 (notional and "fair value").

	Notional Value		Fair Value
US$ million	4Q08	3Q08	4Q08	3Q08
Futures Contracts:
Long Position
BM&F Dollar Futures	-	538	-
Non-Deliverable Forwards	-	60	-	6
Total: Foreign currency (a)	-	598	-	6
Short Position
BM&F Dollar Futures	-		-
Non-Deliverable Forwards	-	(140)	-	(17)
Total: Foreign currency (b)	-	(140)	-	(17)
Net Result (a+b)	-	458	-	(11)
Swap Contracts
Asset Position
Interest rate (TJLP)	170	173	153	190
Interest rate (CDI)	45	52	40	53
Total: Interest rate (c)	215	225	193	244
Liability Position
Currency (R$/US$)	(170)	(173)	(176)	(189)
Currency (R$/US$)	(45)	(52)	(45)	(50)
Total: Foreign currency (d)	(215)	(225)	(221)	(239)
Net Result (c+d)	-	-	(28)	5
Derivatives
Sell Target Forwards	-	(8.150)	-	(884)
Swap with strikes	(300)	(1.800)	(33)	(134)
Total: Exotic Derivatives	(300)	(9.950)	(33)	(1.018)

The Company's Strategy:

Since the global financial crisis took a turn for the worse, leading to a slowing down of the world’s leading economies, Aracruz has taken a series of measures with emphasis in its operational efficiency and preserving its liquidity in this adverse market scenario.

The company’s strategic focus in the coming years will be striving for operational excellence, to grant a better cash generation. The steps taken to date to reduce expenses are already starting to produce positive results, in terms of the company’s operational performance, as shown in the analysis of the cash cost of production (see page 7). At the same time, the company will have to administer a higher level of indebtedness in an environment of restricted credit.

The company’s growth plan has been revised, leading to the postponement of expansion projects, and therefore reducing the level of forecast capital investment over the next few years. Among the principal measures adopted by the company, we highlight:

ARACRUZ RESULTS - FOURTH QUARTER 2008 11

ü	Reduction of operating costs and capital expenditures;

ü	Postponement of the Guaíba II and Veracel II projects;

ü	Suspension of land purchases and forest development for the Minas Gerais project;

ü	Sale of non-operating assets

Corporate Governance

With the aim of strengthening its corporate governance, on November 17, 2008, the company announced the creation of a new Control and Risk Management Area, independent of the existing Financial Area, which will monitor the overall activities of the company that involves financial and operational risks.

Furthermore, at the end of 2008, the company retained PricewaterhouseCoopers, that is working on the suggestion of best internal control practices and analyzing its corporate risk management and self-assessment models.

Based on the results of this work, the company is revising its internal controls, so as to continue following the best practices in its operations and to introduce improvements in its corporate risk management and internal control practices. This revision involves a number of different stages, under the following main themes:

ü	Review of the corporate governance model;

ü	Structuring of processes and controls;

ü	Review of financial policy and authorized limits;

ü	Review of the reporting structure.

As a result, there are changes in place in part of the company’s functional structure, that will lead to a strengthening mainly in the monitoring of financial and operational risk.

As for the review of its processes, a detailed plan is in the final stage of preparation, before being put into practice, with recommendations regarding: Controls (approval, reconciliation), Automation, Optimization and Changes in the flowcharts, control charts and description of activities, which should lead to new reports and workflow suggestions. The structuring of reporting has been determined according to the information needs of the senior management, the committees and the Board of Directors.

It should be pointed out that until now the company have already achieved some results, as the revision of workflows, definition of a risk management model and the new corporate governance model for the treasury area.

The company also engaged the services of a consultant specializing in risk management, to assist in the analysis of financial risk, calculation of Value at Risk, the marking to market of financial assets and liabilities and stress testing, among other methodologies that reflect best market practices. Aracruz expects to attain, in the short-term, a high standard of corporate risk management.

ARACRUZ RESULTS - FOURTH QUARTER 2008 12

Debt and Cash Structure

The company's total debt, including 50% of Veracel, amounted to $4,147.2 million at the end of December 2008, $1,877.6 million higher than at the end of September 2008 and $2,399.2 million higher than at the end of December 2007.

	December	September	December
(US$ million)	31, 2008	30, 2008	31, 2007
Short-term debt	346.3	256.7	100.2
Current portion of long-term debt	192.6	65.8	82.0
Short term debt instruments	115.6	171.1	5.6
Accrued financial charges	38.1	19.8	12.6
Long-term debt	3,566.7	1,738.6	1,312.3
Total debt	3,913.0	1,995.3	1,412.5
Cash, cash equivalents and short-term investments	(431.6)	(597.0)	(496.7)
NET DEBT OF ARACRUZ	3,481.4	1,398.3	915.8
50% of Veracel's cash, cash equivalents and investments	(0.3)	(4.7)	(0.4)
50% of Veracel's total debt	234.2	274.3	335.5
50% OF VERACEL'S NET DEBT	233.9	269.6	335.1
NET DEBT INCLUDING 50% OF VERACEL	3,715.3	1,667.9	1,250.9
TOTAL DEBT INCLUDING 50% OF VERACEL	4,147.2	2,269.6	1,748.0
.

The consolidated debt maturity profile, as at December 31, 2008, was as follows:

ARACRUZ RESULTS - FOURTH QUARTER 2008 13

The average debt maturity profile, not including Veracel's figures, was at 57 months at the end of 2008.

	Debt structure	Principal		Average
	(not including Veracel's figures)	(US$ million)	% of total	interest rate
	Floating rate (spread over Libor - % p.a.)	2,740	71%
	Trade Finance	1,389	36%	1.73%
	Derivative debt - foreign currency	1,351	35%	1.00	%(3)
	Floating rate (% p.a.)	307	8%
	BNDES - local currency	267	7%	TJLP(²) + 2.34%
	BNDES - foreign currency (currency basket)	40	1%	(1) +1.86%
	Fixed rate (% p.a.)	828	21%
	Derivative debt - local currency	673	17%	12.68	% (4)
	Trade Finance	111	3%	8.65%
	Export Credit Notes	40	1%	5.99%
	Rural Credit	4	-	6.75%
	Total	3,875	100%
(1)	BNDES's interest rate for foreign currency contracts;
(2)	Brazilian long-term interest rate.
(3)	Up to January 31st, 2009. After this date the rate was changed to Libor + 3,5% p.a.
(4)	Until the signing of the version of the Loan Agreement.

Cash, cash equivalents and short-term investments, at the end of the quarter, totaled $431.6 million, of which $365.3 million (85%) were invested in Brazilian currency instruments and $66.3 million (15%) were invested in foreign currency.

Net debt (total debt less cash holdings) amounted to $3,481.4 million at the end of the quarter, $2,083.1 million and $2,565.6 million higher than in the 3Q08 and 4Q07, respectively, mainly due to the derivative losses.

EBITDA Analysis

The fourth quarter 2008 adjusted EBITDA, including 50% of Veracel, totaled $132.6 million (33% margin), compared to $250.4 million for the same period of last year, mainly as a consequence of the 14% lower average net pulp prices, lower pulp sales volume (-13%) and the increased cost of raw materials, partially offset by the lower administrative expenses.

When compared to the 3Q08, it was $56.5 million lower, mainly due to the lower average net pulp prices (-22%) and the impact of the cash production cost per ton of the 3Q08 in the cost of goods sold (COGS) of the 4Q08. The cash production cost for each quarter influences the COGS of the following quarter, due to the inventory turnover effect during the period. Since the average exchange rate of the 3Q08 was at R$1,6674/US$, it negatively influenced the pulp cash production cost for the 3Q08, then affecting the cash COGS of the 4Q08.

ARACRUZ RESULTS - FOURTH QUARTER 2008 14

Capital Expenditure - Realized

Capital expenditure and investment were as follows:
(US$ million)	4Q08	YTD08
Silviculture	39.1	184.6
On-going industrial investment	8.4	49.3
Forest and land purchases	18.9	118.7
Other forestry investments	16.7	53.3
Guaíba unit expansion project	51.0	240.2
Barra do Riacho unit optimization	1.6	20.8
Portocel - private port terminal	(8.8)	9.3
Miscellaneous projects	3.3	15.2
Total Capital Expenditure	130.2	691.4
Aracruz capital increase in affiliated companies	-	(1)77.2
Company acquisition (net of cash received)	-	46.0
Total Capital Expenditure and Investment	130.2	814.6
(1) Mainly used to pay down debt.

Capital Expenditure - Forecast	According to the current scenario, and as part of the company's strategy to protect its liquidity, the planned capital expenditures for 2009 onwards were revised, as described in the table below. Forecast investments do not include any industrial capital expenditure on expansion projects, such as for Veracel II and Guaíba II:

(US$ million)	2009	2010	2011	2012
Regular investment* (including Aracruz's stake in Veracel)	196	281	281	260
* silviculture, mill maintenance and corporate investment

Stock Performance

From December 31, 2007 to December 31, 2008, Aracruz's ADR price decreased by 85%, from $74.35 to $11.28. Over the same period, the Dow Jones Industrial Average index declined by 32% and the S&P Paper and Forest index fell by 61%.

ARACRUZ RESULTS - FOURTH QUARTER 2008 15

Stock information	December 31, 2008
Total number of shares outstanding	1,030,587,806
Common shares	454,907,585
Preferred shares	575,680,221
ADR Ratio	1 ADR = 10 preferred shares
Market capitalization	$1.2 billion
Average daily trading volume – 2008 (Bovespa and NYSE)*	$40 million
*Source: Reuters

Results According to Brazilian GAAP

The local currency consolidated result, according to Brazilian GAAP - the accounting principles adopted in Brazil, was a loss of R$2,981.9 million for the quarter. Aracruz has publicly released the unconsolidated financial results in Brazil, which under Brazilian GAAP serve as the basis for the calculation of minimum dividends and income taxes. In the fourth quarter of 2008, Aracruz Celulose S.A. reported an unconsolidated loss of R$3,128.8 million (loss of R$1,743.0 million, excluding equity results).

Dividends/ Interest on Stockholders' Equity

Up to the end of the fourth quarter of 2008, a total amount of R$155 million had been declared as Interest on Stockholders’ Equity (ISE), in anticipation of the annual dividend for the fiscal year 2008, with R$70 million having been declared on March 18th and R$85 million on June 20th.

In the light of the net loss recorded in 2008 and the facts already reported, the management has not proposed the payment of any dividends in addition to the ISE declared and paid in 2008, which is subject to the approval of the General Shareholders Meeting until April 30, 2009.

Additional Information

New Officers

Aiming to improve its corporate governance, on November 17th, 2008, the company announced the appointment, of Marcos Grodetzky and Evandro Coura, respectively, as the company’s Chief Financial and Investor Relations Officer and Director of Control and Risk Management.

These changes are part of the process of reorganizing the company’s financial area. Despite the difficulties imposed by the adverse international scenario, which is indistinctly affecting the country’s economy, the company retains its strong fundamentals and competitive advantages, as well as its leadership in the eucalyptus pulp market.

VCP increased its voting stake in Aracruz

Based on Aracruz's distinct operational fundamentals and the opportunities of synergies, on January 20th, Votorantim Group, through Votorantim Celulose e Papel (VCP), reported it has concluded negotiations with members of the Lorentzen, Moreira Salles and Almeida Braga families (Arapar Group) to acquire approximately 28% of the voting stock of Aracruz Celulose for R$ 2.71 billion.

Safra family exercised its tag along rights, selling their voting stake at Aracruz of 28%. Upon such closing VCP will own, directly or indirectly, 84% of Aracruz’s voting capital, opening up the way for the creation of a Brazilian global leader of the pulp and paper sector.

ARACRUZ RESULTS - FOURTH QUARTER 2008 16

Decision to put off the planned expansion of Veracel

Aracruz announced on March 18th, together with its partner Stora Enso, that the Company has decided to put off the planned expansion of Veracel (Veracel II project) for at least a year. Consequently, the corresponding investments scheduled for 2009, amounting to R$ 75 million (Aracruz’s stake) and involving land purchases, forest development and a feasibility study, will now be cancelled. The partners believe that this is a prudent step, in view of the present market scenario.

Note: In the main body of the text (p.1 - 17), amounts are in US$ unless otherwise specified.

ARACRUZ RESULTS - FOURTH QUARTER 2008 17

ARACRUZ CELULOSE S.A. – CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of US dollars, except for per-share	Three-month period ended			Year ended - December 31,
amounts)(unaudited)	Dec.31, 2008 Sep.30, 2008		Dec.31, 2007	2008	2007
Operating revenues	458,935	537,688	605,995	2,151,890	2,144,103
Domestic	31,594	38,304	42,368	152,285	137,086
Export	427,341	499,384	563,627	1,999,605	2,007,017
Sales taxes and other deductions	51,159	56,768	67,339	240,587	260,328
Net operating revenue	407,776	480,920	538,656	1,911,303	1,883,775
Pulp	386,921	460,289	517,700	1,824,969	1,808,004
Paper	14,609	14,479	16,790	63,035	61,960
Port services	6,246	6,152	4,166	23,299	13,811
Operating costs and expenses	393,403	415,977	360,227	1,568,837	1,289,873
Cost of sales	348,609	322,152	346,670	1,337,797	1,190,957
Pulp	336,585	308,550	333,262	1,285,047	1,142,720
Cost of sales relating to pulp production and purchases	290,868	261,510	285,196	1,097,826	979,720
Inland freight, ocean freight, insurance and other	45,717	47,040	48,066	187,221	163,000
Paper	9,117	9,857	10,775	39,699	39,507
Port services	2,907	3,745	2,633	13,051	8,730
Selling	21,157	20,984	20,727	88,329	78,832
Administrative	12,460	20,288	18,536	64,738	58,708
Other net operating expenses (income)	11,177	52,553	(25,706)	77,973	(38,624)
Operating income	14,373	64,943	178,429	342,466	593,902
Non-operating (income) expenses	1,102,320	1,110,950	45,990	2,135,419	(68,142)
Financial income	(14,226)	(18,773)	(15,370)	(65,380)	(72,400)
Financial expenses	45,381	27,326	53,300	112,690	100,864
Interest on financing	41,228	23,788	23,049	108,896	85,970
Other	4,153	3,538	30,251	3,794	14,894
Results of derivative transactions, net	1,140,069	1,116,441	5,204	2,159,255	(95,637)
(Gain) loss on currency re-measurement, net	(68,904)	(14,044)	2,885	(71,146)	(908)
Other, net			(29)		(61)

Income (loss) before income taxes, minority interest and equity in the results of affiliated companies	(1,087,947)	(1,046,007)	132,439	(1,792,953)	662,044
Income taxes	(158,173)	(464,058)	31,106	(489,758)	197,312
Current	7,080	3,364	(5,120)	34,305	41,343
Deferred	(165,253)	(467,422)	36,226	(524,063)	155,969
Minority interest	(4,229)	(4,214)	1,406	(735)	10,522
Equity results of affiliated companies	(44,595)	(31,835)	5,266	(63,766)	32,141
Net income (loss) for the period	(880,950)	(545,900)	94,661	(1,238,694)	422,069
Depreciation and depletion in the results:	60,663	53,878	61,322	226,668	219,877
Pulp production cost	59,923	61,017	56,466	234,492	211,714
Forests and other	(3,756)	2,098	296	(4,628)	409
Other operating costs and expenses	3,121	1,413	1,368	7,144	5,518
Sub-total	59,288	64,528	58,130	237,008	217,641
Inventory movement	1,375	(10,650)	3,192	(10,340)	2,236
EBITDA(*)	75,036	118,821	239,751	569,134	813,779
EBITDA (adjusted for other non-cash items) (*)	87,401	171,248	228,993	654,622	795,843
(*) does not include 50% of Veracel's EBITDA
ARACRUZ RESULTS - FOURTH QUARTER 2008 18

ARACRUZ CELULOSE S.A. – CONSOLIDATED BALANCE SHEETS (in thousands of US dollars)

	Dec.31,	Sep.30,	Dec.31,		Dec.31,	Sep.30,	Dec.31,
ASSETS	2008	2008	2007	LIABILITIES	2008	2008	2007
Current assets	1,193,652	1,456,750	1,251,400	Current Liabilities	604,004	1,511,276	327,719
Cash and cash equivalents	60,033	164,666	53,321	Suppliers	149,679	124,534	119,950
Short-term investments	368,862	429,075	439,940	Payroll and related charges	20,640	33,528	33,310
Derivative instruments		21,837		Income and other taxes	47,647	45,393	31,237
Accounts receivable, net	288,611	301,888	361,603	Current portion of long-term debt
Inventories, net	310,383	340,096	225,023	Related party	39,405	58,708	76,082
Deferred income tax	16,425	34,434	12,280	Other	153,230	7,094	5,897
Recoverable income and other taxes	134,268	141,875	140,390	Short-term debt - export financing and other	115,579	171,106	5,646
Prepaid expenses and other
current assets	15,070	22,879	18,843	Accrued financial charges	38,138	19,747	9,143
Property, plant and equipment, net	3,009,367	2,942,155	2,518,700	Derivative instruments	37,515	1,047,226
				Accrued dividends - Interest payable
Investment in affiliated company	556,410	511,817	415,394	on stockholders’ equity	950	1,162	45,495
Goodwill	192,035	192,035	192,035	Other current liabilities	1,221	2,778	959
Other assets	447,951	273,259	247,334	Long-term liabilities	3,846,112	2,030,262	1,898,629
Derivative instruments		1,467		Long-term debt
Unrealized gain from currency interest rate swaps			29,699	Related party	267,361	304,913	350,274
Advances to suppliers	119,158	115,674	100,922	Other	3,299,334	1,433,746	962,077
Accounts receivable	15,973	20,604	24,671	Derivative instruments	23,467
Deposits for tax assessments	18,866	22,408	22,520	Litigation, contingencies and commitments	105,357	124,789	129,637
Deferred income tax	270,970	87,755		Liabilities associated with unrecognized tax benefits	60,135	74,244	93,811
Recoverable taxes	19,117	20,909	64,899	Interest and penalties on liabilities associated with unrecognized tax benefits	41,607	48,024	69,046
Other	3,867	4,442	4,623	Deferred income tax			248,879
				Other long-term liabilities	48,851	44,546	44,905
				Minority interest	11,662	15,891	11,397
				Stockholders' equity	937,637	1,818,587	2,387,118
TOTAL	5,399,415	5,376,016	4,624,863	TOTAL	5,399,415	5,376,016	4,624,863

ARACRUZ RESULTS - FOURTH QUARTER 2008 19

ARACRUZ CELULOSE S.A. – CONSOLIDATED STATEMENTS OF CASH FLOW
(in thousands of US dollars)
	Three-month period ended			Year ended - December,31
	Dec.31, 2008	Sep.30, 2008	Dec.31, 2007	Dec.31, 2008	Dec.31, 2007
Cash flows from operating activities
Net income for the period	(880,950)	(545,900)	94,661	(1,238,694)	422,069
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and depletion	59,288	64,528	58,130	237,008	217,641
Equity results of affiliated company	(44,595)	(31,835)	5,267	(63,766)	32,142
Deferred income tax	(165,253)	(467,422)	36,226	(524,063)	155,969
Derivative instruments	1,131,429	1,112,012	(16,021)	2,190,172	(33,116)
Loss (gain) on currency re-measurement	(68,904)	(14,044)	2,885	(71,146)	(908)
Loss (gain) on sale of equipment	340	1,317	1,317	(927)	1,966
Decrease (increase) in operating assets
Accounts receivable, net	4,419	60,336	(88,054)	52,163	(110,469)
Inventories, net	29,717	(60,914)	2,975	(82,445)	(22,319)
Interest receivable on short-term investments	(4,206)	(25,376)	14,858	(54,237)	(3,545)
Recoverable taxes	(18,945)	24,398	(60,426)	12,547	(59,549)
Other	7,509	1,671	15,462	2,409	72
Increase (decrease) in operating liabilities
Suppliers	41,180	(27,325)	(8,401)	47,218	13,237
Payroll and related charges	(9,388)	5,278	826	(8,364)	5,941
Litigation, contingencies and liabilities associated with unrecognized tax benefits	12,293	18,000 27,381		5,990	16,194
Accrued financial charges	18,863	8,946	(573)	26,282	(5,632)
Other	(7,429)	(7,147)	(985)	(2,832)	12,011
Net cash provided by operating activities	105,368	116,523	85,528	527,315	641,704
Cash flows from investing activities
Short-term investments	(25,819)	6,864	58,289	3,545	189,906
Proceeds from sale of equipment	4,695	215	187	7,685	531
Investments in affiliate		(39,000)	(18,950)	(77,250)	(122,800)
Company acquisition (net of cash received)		(45,992)		(45,992)
Additions to property, plant and equipment	(130,231)	(291,129)	(154,115)	(691,365)	(589,677)
Net cash provided by (used in) investing activities	(151,355)	(369,042)	(114,589)	(803,377)	(522,040)
Cash flows from financing activities
Net short-term debt borrowings/(repayments)	(66,022)	155,627	4,212	93,505	12,264
Long-term debt
Issuance	17,165	300,000	100,495	517,053	423,151
Repayments	(15,482)	(20,050)	(69,578)	(75,296)	(323,130)
Dividends and interest on stockholders’ equity paid out	(2)	(53,290)	(41,713)	(258,510)	(232,740)
Net cash used in financing activities	(64,341)	382,287	(6,584)	276,752	(120,455)
Effect of exchange rate variations on cash and cash equivalents	5,695	964	3,037	6,022	5,698
Increase (decrease) in cash and cash equivalents	(104,633)	130,732	(32,608)	6,712	4,907
Cash and cash equivalents, beginning of the period	164,666	33,934	85,929	53,321	48,414
Cash and cash equivalents, end of the period	60,033	164,666	53,321	60,033	53,321
ARACRUZ RESULTS - FOURTH QUARTER 2008 20

Veracel Information

Veracel pulp production totaled 288,000 tons in the fourth quarter of 2008. At the end of December, inventory stood at 39,000 tons of pulp.

Veracel pulp sales totaled 330,000 tons in the fourth quarter, of which 170,000 tons went to Aracruz, and 160,000 tons went to the other controlling shareholder.

VERACEL CELULOSE S.A. - BALANCE SHEET (in millions of US dollars)
	Dec.31,	Sep.30,	Dec.31,		Dec.31,	Sep.30,	Dec.31,
ASSETS	2008	2008	2007	LIABILITIES	2008	2008	2007
Current assets	173.4	147.5	132.3	Current liabilities	144.7	153.0	161.1
Cash investments	0.5	9.5	0.8	Short-term debt	118.4	119.2	128.8
Other current
assets	172.9	138.0	131.5	Other accruals	26.3	33.8	32.3
Long term assets	117.8	156.1	153.9	Long-term liabilities	355.3	436.1	555.5
Other long term
assets	117.8	156.1	153.9	Long-term debt	349.9	429.5	542.2
Permanent assets	1,272.1	1,258.8	1,209.3	Other long-term liabilities	5.4	6.6	13.3
				Stockholders' equity	1,063.3	973.3	778.9
TOTAL	1,563.3	1,562.4	1,495.5	TOTAL	1,563.3	1,562.4	1,495.5

VERACEL'S DEBT MATURITY PROFILE, AS AT DECEMBER 31, 2008
(US$ million)	Local Currency	Foreign Currency	Total Debt	%
2009	66.8	51.6	118.4	25.3%
2010	60.5	35.5	96.0	20.5%
2011	66.6	35.5	102.1	21.8%
2012	68.0	31.3	99.3	21.2%
2013	33.2	17.9	51.1	10.9%
2014	1.4	-	1.4	0.3%
Total	296.5	171.8	468.3	100%

Aracruz is a several guarantor of 50% of the indebtedness incurred by Veracel, and Stora Enso is the several guarantor of the other 50% of such indebtedness. ARACRUZ RESULTS - FOURTH QUARTER 2008 21

VERACEL CELULOSE S.A. - STATEMENTS OF OPERATIONS (in millions of US dollars)
Income statement	4Q08	3Q08	4Q07
Gross operating income	73.8	27.9	31.4
Sales expenses	4.3	3.9	5.2
Administrative expenses	6.2	5.9	5.0
Other, net	(1.9)	1.3	0.4
Operating income	65.2	16.8	20.8
Financial income	(0.4)	(0.6)	(0.3)
Financial expenses	11.2	14.0	16.5
Loss (gain) on currency re-measurement, net	(59.3)	(54.6)	13.7
Income (loss) before income taxes	113.7	58.0	(9.1)
Income tax expense (benefit)	23.7	(6.6)	0.6
Net income (loss)	90.0	64.6	(9.7)

VERACEL CELULOSE S.A. - STATEMENTS OF CASH FLOW (in millions of US dollars)
Statement of cash flow Cash flow from operating activities	4Q08	3Q08	4Q07
Net income (loss)	90.0	64.6	(9.7)
Adjustments to reconcile net income to net cash provided by operating activities	(16.9)	(40.7)	34.1
(Increase) decrease in assets	(32.9)	(20.5)	(2.7)
Increase (decrease) in liabilities	(2.6)	(2.3)	(3.3)
Net cash provided by operating activities	37.6	1.1	18.4
Cash flow from investments
Additions to property, plant and equipment	(34.6)	(37.0)	(29.0)
Other
Net cash (used in) investments	(34.6)	(37.0)	(29.0)
Cash flow from financing
Short-term and long-term debt, net	(10.6)	(34.1)	(27.7)
Capital increase		78.0	37.9
Net cash provided by (used in) financing	(10.6)	43.9	10.2
Effects of exchange rate variations on cash and cash equivalents	(1.3)	(1.3)	0.4
Increase (decrease) in cash and cash equivalent	(9.0)	6.7
Cash and cash equivalents, beginning of the period	9.5	2.8	0.8
Cash and cash equivalents, end of the period	0.5	9.5	0.8

ARACRUZ RESULTS - FOURTH QUARTER 2008 22

Adjusted EBITDA of VERACEL
(US$ million)	4Q08	3Q08	4Q07
Net income (loss)	90.0	64.6	(9.7)
Financial income	(0.4)	(0.6)	(0.3)
Financial expenses	11.2	14.0	16.5
Income tax	23.7	(6.6)	0.6
Loss (gain) on currency re-measurement, net	(59.3)	(54.6)	13.7
Operating income	65.2	16.8	20.8
Depreciation and depletion in the results	23.9	17.1	20.8
EBITDA	89.1	33.9	41.6
Non-cash charges	1.3	1.7	1.2
Adjusted total EBITDA	90.4	35.6	42.8

Veracel's capital expenditure was as follows:
(US$ million)	4Q08	YTD08
Silviculture	13.9	55.5
Land purchases	3.9	34.1
Other forestry investments	6.9	24.8
On-going industrial investment	8.3	22.9
Other	1.6	8.7
Total Capital Expenditure	34.6	146.0

Veracel, located in the state of Bahia (Brazil), is jointly-controlled by Aracruz (50%) and Stora Enso OYJ (50%) and both shareholders must together approve all significant ordinary course of business actions, in accordance with contractual arrangements.

ARACRUZ RESULTS - FOURTH QUARTER 2008 23

Reconciliation of Operating Results
Brazilian GAAP vs US GAAP (US$ million)	4Q2008	YTD2008
Net Income - Parent Company (Brazilian GAAP)	(1,338.8)	(1,827.4)
Realized (Unrealized) profits from subsidiaries	62.9	32.7
Net Income - Consolidated (Brazilian GAAP)	(1,275.9)	(1,794.7)
Depreciation, depletion and asset write-offs	(47.3)	(26.9)
Income tax provision - Fas 109	(4.2)	(21.2)
Equity results of affiliated company	28.3	57.2
Reversal of goodwill amortization	4.0	48.2
Foreign-exchange variation	419.3	502.1
Portocel project capitalized financial income	(5.2)	(3.4)
Net Income - Consolidated (US GAAP)	(881.0)	(1,238.7)
Exchange rate at the end of December/2008 (US$1.0000 = R$2.3370)

BASIS OF PRESENTATION
With the objective of reconciling the statutory dates for filing the December 31, 2008 financial statements with:

•	the need to provide timely information to the market, as well as

•	the demand on management time and attention to optimize the Company’s performance through:

	o	the implementation of cost and expense reduction programs and of measures to accelerate cash generation; and

	o	the conclusion of negotiations with counter-parties of the debt arising from losses on derivative transactions and of other debt covered by financial covenants, the Company today publishes its Press Releases with the following information:
•	in Brazilian reais in accordance with Brazilian GAAP, based on audited financial statements published on this date;
•	in US Dollars, in accordance with US GAAP, based on unaudited financial statements.

NON-GAAP INFORMATION - DISCLOSURE AND RECONCILIATION TO GAAP NUMBERS

The company believes that, in addition to the reported GAAP financial figures, the inclusion and discussion of certain financial statistics, such as Adjusted EBITDA, cash production cost and net debt, will allow the management, investors, and analysts to compare and fully evaluate the unaudited consolidated results of its operations.

•	"Cash production cost"

Cash production cost expresses the company's production costs adjusted for non-cash items, such as depreciation and amortization. Cash production cost is not a financial measurement under U.S. GAAP, does not represent cash flow for the periods indicated and should not be considered as an indicator of operating performance or as a substitute for cash flow as a measurement of liquidity. Cash production cost does not have a standardized definition and our cash production cost calculation may not be comparable to the cash production cost of other companies. Even though cash production cost does not provide a measurement of operating cash flow in accordance with U.S. GAAP, the company uses cash production cost as an approximation of actual production cost for the period. Moreover, the company understands that certain investors and financial analysts use cash production cost as an indicator of operating performance.

ARACRUZ RESULTS - FOURTH QUARTER 2008 24

	US$ million	4Q08 Volum '000 tons	US$ per ton	US$ million	3Q08 Volume '000 tons	US$ per ton	US$ million	4Q07 Volume '000 tons	US$ per ton
Cost of sales	290.9	734.7		261.5	678.3		285.2	842.7
Pulp inventories at the beginning of the period	(227.9)	(532.9)		(177.0)	(438.2)		(148.0)	(432.5)
Pulp purchased	(84.2)	(169.9)		(48.8)	(112.8)		(58.4)	(151.1)
Pulp for paper production	3.4	12.7		3.8	9.8		3.8	11.7
Other	0.5	-		(2.7)	-		1.3	0.1
Pulp inventories at the end of the period	214.3	525.1		227.9	532.9		141.0	380.7
Pulp production cost	197.0	569.7	346	264.7	670.0	395	224.9	651.6	345
Depreciation and depletion in the production cost	(59.9)	-	(105)	(61.0)	-	(91)	(56.5)	-	(86)
Cash production cost	137.1	569.7	241	203.7	670.0	304	168.4	651.6	259
Cash production cost - Veracel	24.7	144.0		29.1	140.3		26.6	142.7
Combined cash production cost	161.8	713.7	227	232.8	810.3	287	195.0	794.3	246

•	"Net debt"

Net debt reflects the company’s total debt minus cash, cash equivalents and short-term investments. Net debt is not a financial measurement under U.S. GAAP, does not represent cash flows for the periods indicated and should not be considered as a substitute for cash flow as a measurement of liquidity or as an indicator of ability to fund operations. Net debt does not have a standardized definition and our net debt calculation may not be comparable to the net debt of other companies. Even though net debt does not provide a measurement of cash flow in accordance with U.S. GAAP, the company uses net debt as an accurate measurement of financial leverage, since the company keeps cash in excess of its working capital requirement. Furthermore, the company understands that certain investors and financial analysts use net debt as an indicator of financial leverage and liquidity.

•	"Adjusted EBITDA, including 50% of Veracel"

The inclusion of adjusted EBITDA information is to provide a measure for assessing our ability to generate cash from our operations. Adjusted EBITDA is equal to operating income adjusted for depreciation and depletion and non-cash charges. In managing our business, we rely on adjusted EBITDA as a means of assessing our operating performance. Because adjusted EBITDA excludes interest, income taxes, depreciation, currency re-measurement, equity accounting for associates, depletion and amortization, it provides an indicator of general economic performance that is not affected by debt restructuring, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. We also adjust for non-cash items, to emphasize our current ability to generate cash from our operations. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate adjusted EBITDA in connection with our credit ratios. We believe that adjusted EBITDA enhances the understanding of our financial performance and our ability to meet principal and interest obligations with respect to our indebtedness, as well as to fund capital expenditure and working capital requirements. Adjusted EBITDA is not a measurement of financial performance under U.S. GAAP. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measurement of operating performance, as a substitute for cash flows from operations or as a measurement of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company's overall profitability, since it does not address certain ongoing costs of our business that could significantly affect profitability, such as financial expenses and income taxes, depreciation or capital expenditure and related charges. An adjusted EBITDA calculation is acceptable to the Brazilian regulators with respect to disclosures published in Brazil.

ARACRUZ RESULTS - FOURTH QUARTER 2008 25

(US$ million)	4Q2008	3Q2008	4Q2007	YTD 2008	YTD 2007
Net income	(881.0)	(545.9)	94.7	(1,238.7)	422.1
Financial income	1,125.8	1,097.7	(18.6)	2,093.9	(168.0)
Financial expenses	45.4	27.3	27.3	61.8	112.7
Income tax	(158.2)	464.0	(464.0)	31.1	(489.7)
Equity in results of affiliated companies	(44.6)	31.8	(31.8)	5.3	(63.8)
Loss (gain) on currency re-measurement, net	(68.9)	14.0	(14.0)	2.8	(71.2)
Other	(4.2)	(4.3)	1.3	(0.7)	10.4
Operating income	14.3	65.0	178.4	342.5	593.9
Depreciation and depletion in the results:	60.7	53.9	61.4	226.6	219.9
Depreciation and depletion	59.3	64.5	58.2	237.0	217.7
Depreciation and depletion - inventory movement	1.4	(10.6)	3.2	(10.4)	2.2
EBITDA	75.0	118.9	239.8	569.1	813.8
Non-cash charges	12.4	52.4	(10.8)	85.5	(18.0)
Provision for labor indemnity	2.9	1.0	1.0	5.4	4.6
Provision (reversal) for loss on ICMS credits	9.5	49.8	(18.4)	83.6	(40.5)
Provision (reversal) for a tax contingency	-	0.2	3.5	(8.7)	0.4
Fixed asset write-offs	-	1.4	1.3	1.4	1.9
Loss on the sale of obsolete spare parts	-	-	0.1	-	0.1
Allowance for doubtful accounts receivable	-	-	-	2.7	-
Discount on tax credit sales	-	-	1.7	1.1	15.5
Adjusted Aracruz EBITDA	87.4	171.3	229.0	654.6	795.8
50% of Veracel Adjusted EBITDA	45.2	17.8	17.8	21.4	108.3
Adjusted total EBITDA	132.6	189.1	250.4	762.9	887.0
Adjusted EBITDA margin - %	33%	39%	47%	40%	47%

New accounting pronouncements applicable to our statutory financial statements:

On December 28, 2007, Law 11,638 was enacted. Such law introduced changes in the Brazilian Corporate Legislation, mainly related to accounting matters (Chapter XV). On January 29, 2008, the CVM (Brazilian Stock and Exchange Commission) issued Deliberation 534, which approved CPC 02 (Accounting Pronouncement # 02) that, among other issues, introduced the concept of functional currency into Brazilian accounting. For U.S. GAAP purposes, the company has already defined the U.S. dollar as its functional currency. Both the new law and the CPC 02 are applicable for the fiscal year ending December 31, 2008, but application for financial reporting of interim periods during the year is not required.

These pronouncements are part of a “package” of new rules to be issued, the aim of which is to bring about a migration from the accounting practices adopted in Brazil to the International Financial Reporting Standards (IFRS). Such migration is expected to be completed by the year ended December 31, 2010, although earlier application is permitted. The company is in the process of evaluating the impact of such new rules, including the full implementation of the IFRS, on its statutory financial criteria. The Brazilian reais numbers disclosed in this Press Release in accordance with Brazilian GAAP are being presented consistently with the financial statements filed for the periods through September 30, 2008. The Company requested the concurrence of the CVM, the Brazilian market regulator, to maintain this basis of presentation. This request would result exceptionally in the postponement until December 31, 2009 of the adoption of the requirement to define the functional currency for BR GAAP under CPC 02 (Effects of changes in exchange rates and on Translation of Financial Statements). At the present moment, the functional currency of the Company is defined as the US Dollar for the purposes of USGAAP, and the translation of this functional currency to the presentation currency in reais would result in the interruption of the basis for the historic series of reais amounts reported for periods through September 30, 2008. Additionally, as disclosed in the Communication to the Market on March 5, Votorantim Celulose e Papel S.A. (VCP) has acquired control of the Company.

ARACRUZ RESULTS - FOURTH QUARTER 2008 26

Although the Companies are operating independently of each other, this event suggests that there may be a tendency in the future for the Company to change its current functional currency to the real, the functional currency used by VCP. Effectively, this potential change would result in the Company’s financial reporting for periods after such a change being consistent with the reais numbers presented in this Press Release. Should this occur, adopting the US Dollar as the functional currency only for the year ended December 31, 2008 could lead to discontinuity of information reported in reais to the market, both in relation to the past and in relation to the future.

Additionally, CPC 02 requires that the Company reports the operations of its Controlling entity combined with the operations of those overseas subsidiaries which are in the nature of integrated operations as if they were branches of the Controlling entity. However, the operations of the overseas subsidiaries are duly and appropriately reported as part of the consolidated financial statements of the Company which serve as a basis for this Press Release and the Company believes that there remains doubt relating to the practical functioning of this aspect of CPC 02. As a result, the Company also requested the CVM, on an exception basis, to postpone the adoption of the requirement to apply this aspect of CPC 02 up to the 3Q09.

In reply to the Company’s requests, the CVM in its official response dated March 17, 2009, approved these requests of the Company. Therefore, even though CPC 02 is a currently applicable technical pronouncement, the Company believes that in its own specific case, the market is better served by the presentation of its financial reporting on a basis consistent with the past.

ARACRUZ RESULTS - FOURTH QUARTER 2008 27

ECONOMIC & OPERATIONAL DATA

Eucalyptus pulp international list prices, by region (US$/t)
	Apr.08	May.08	Jun.08	Jul.08	Aug.08	Sep.08		Oct.08	Nov.08		Dec.08
North America	865	865	865	865	865	845		785	745		680
Europe	840	840	840	840	840	820		760	660		600
Asia	780	780	810	810	810	780		710	550		430
Pulp sales distribution, by region		4Q08	3Q08	4Q07	4Q08 vs. 3Q08			4Q08 vs. 4Q07			LTM
Europe		29%	39%	39%	(10 p.p.		)	(10 p.p.		)	37%
North America		44%	42%	33%	2 p.p.			11 p.p.			40%
Asia		25%	16%	25%	9 p.p.				-		21%
Brazil		2%	3%	3%		(1 p.p.)			(1 p.p.) 2%

Exchange Rate (R$ / US$)	4Q08 3Q08	2Q08	4Q07	3Q07	2008	2007	4Q08 vs. 3Q08	4Q08 vs. 4Q07	3Q08 vs. 2Q08	4Q07 vs. 3Q07	2008 vs. 2007
Closing	2,3370 1,9143	1,5919	1,7713	1,8389	2,3370	1,7713	22,1%	31,9%	20,3%	(3,7%)	31,9%
Average	2,2711 1,6674	1,6560	1,7861	1,9177	1,8375	1,9483	36,2%	27,2%	0,7%	(6,9%)	(5,7%)
Source: - Brazilian Central Bank (PTAX800).

Credit ratios,
including 50% of Veracel's figures	4Q08		3Q08		2Q08		1Q08		4Q07		3Q07		2Q07		1Q07		4Q06
Net Debt / Adjusted EBITDA (LTM)	4.87	x	1.89	x	1.57	x	1.33	x	1.41	x	1.31	x	1.29	x	1.25	x	1.33	x
Total Debt / Adjusted EBITDA (LTM)	5.44	x	2.58	x	2.16	x	1.92	x	1.97	x	1.99	x	1.87	x	1.93	x	2.05	x
Total Debt / Total Capital (gross debt plus equity)	82%		56%		45%		41%		42%		42%		41%		41%		43%
Net Debt / Total Capital (net debt plus equity)	80%		48%		37%		33%		34%		32%		33%		31%		33%
Cash / Short Term Principal Debt	1.18	x	2.04	x	3.22	x	3.48	x	3.30	x	4.06	x	3.76	x	4.28	x	4.37	x
Total debt average maturity (months)	55		54		59		61		63		63		65		59		60
LTM = last twelve months

ARACRUZ RESULTS - FOURTH QUARTER 2008 28

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer